UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28624/February 25, 2009

_____
In the Matter of   :
                                        :
METROPOLITAN SERIES FUND II   :
501 Boylston St.   :
Boston, MA 02116   :
                                        :
(811-21420)   :
                                        :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF
1940 DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Metropolitan Series Fund II filed an application on December
10, 2008, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On January 30, 2009, a notice of filing of the application
was issued (Investment Company Act Release No. 28610). The
notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application
would be issued unless a hearing was ordered. No request for
a hearing has been filed, and the Commission has not ordered
a hearing.

The matter has been considered and it is found, on the basis
of the information set forth in the application, that
applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that
applicant's registration under the Act shall forthwith cease
to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                               Deputy Secretary